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August 9, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.
Washington, DC 20549-3561
Attn:      Eric Envall

David Lin

Kate Tillan

Mark Brunhofer

Re: Hut 8 Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed July 17, 2023

File No. 333-269738

On behalf of Hut 8 Corp. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 2, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission on July 17, 2023 (the “Registration Statement”).

Subsequently to the submission of this letter, the Company will file, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

August 9, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company, and where applicable, Hut 8 Mining Corp. (“Hut 8”) and U.S. Data Mining Group, Inc. (“USBTC”). Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

Certain Projected Financial Information Utilized by Hut 8's Financial Advisors, page 98

1.	We note your response to comment 4 and your additional disclosures, including on page 101 that "Hut 8 has not implemented any yield enhancement strategies at this time," and that "[a]ny future implementation of a yield enhancement strategy would be decided upon with reference to the timing of the consummation of the Business Combination." To the extent that any expected or known material terms related to any such strategies are known although not finalized prior to effectiveness, please revise to update your disclosure in a pre-effective amendment to disclose the same and address the substance of comment 4 to the extent the information is material and reasonably available.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Hut 8 has not entered into any negotiations with respect to any yield enhancement programs. If Hut 8 begins to implement a yield enhancement strategy, the Company will revise the disclosure to include any expected or known material terms in a future amendment to the Registration Statement as requested by the Staff.

Information About Hut 8, page 139

2.	We note your disclosure that Hut 8, through Hut 8 Holdings, entered into a $50 million credit agreement with Coinbase Credit, Inc. Please disclose the date on which such agreement was entered into. Also please tell us how you considered filing the same as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will revise to include the date of June 26, 2023 for the Coinbase Agreement between Hut 8 Holdings and Coinbase Credit, Inc. in the Amendment, as illustrated on page A-2 of Appendix A. The Company will file the Coinbase Agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K in the Amendment.

3.	On page 149 you disclose a new $50 million credit agreement with Coinbase Credit, Inc. that requires you to post collateral in the form of bitcoin. Please tell us your accounting for collateral under U.S. GAAP and reference for us the authoritative literature you rely upon to support your accounting. In your response, tell us:

•	Who controls the private keys for the posted collateral;

•	What rights you have to retrieve the posted collateral; and

Securities and Exchange Commission

August 9, 2023

•	What rights Coinbase Credit, Inc. and its affiliates have to use the posted collateral. Explain whether they can rehypothecate, loan, sell or otherwise dispose of the posted collateral.

The Company respectfully acknowledges the Staff’s comment and would like to provide the following in respect of the bullet point questions:

A.	Control of Private Keys for the Posted Collateral and Rights to Retrieve Posted Collateral

Pursuant to the terms of the Coinbase Agreement, Coinbase Custody Trust Company, LLC (“Coinbase”) controls and manages private keys on behalf of Hut 8’s collateral wallet.

Hut 8’s right to retrieve the posted collateral depends on the loan-to-value ratio between the principal outstanding in the loan and the fair value of collateralized Bitcoin in custody (the “LTV”). If (i) the LTV is less than 50% (the “Release LTV”) for five consecutive calendar days, (ii) the LTV is less than the Release LTV at the time of release of the collateral and (iii) immediately before and after the five consecutive calendar days referenced in (i), the following conditions are met: (a) the Company is not in default on the loan, (b) the loan is not otherwise repayable, (c) the LTV is not equal to or greater than the Top Up LTV (defined as an LTV below 70%), and (d) Hut 8 is not otherwise required to pledge more collateral due to a margin call event, then Hut 8 may request that collateral held by Coinbase be returned such that the LTV does not exceed the Initial LTV (defined as an LTV below 60%). For any period beginning on any day when the fair value of Bitcoin declines by greater than 60% of the fair value of Bitcoin as at the loan inception date, and ending on the first day thereafter when the fair value of Bitcoin is equal to or greater than the fair value of Bitcoin as at the loan inception date, a “Deleveraging Trigger Period” will occur which impacts the LTV ratios as follows: Initial LTV will be defined as below 55%; Top Up LTV will be defined as below 65%; and Release LTV will be defined as below 45%.

B.	Creditor’s Rights to the Posted Collateral

Under the terms of the Coinbase Agreement, Coinbase does not have any right to rehypothecate, loan, sell or otherwise dispose of the posted collateral.

C.	Hut 8’s Accounting Analysis under U.S. GAAP

In accordance with ASC 860-30-50-1A, reporting entities are required to disclose in the balance sheet or footnotes the fact that assets are pledged as collateral against a liability. Further, under ASC 860-30-50-1A(b) a company would disclose both of the following:

1.

The carrying amount and classifications of both of the following:

(i) any assets pledged as collateral that are not reclassified and separately reported in the statement of financial position in accordance with paragraph 860-30-25-5(a); and

(ii) associated liabilities.

Securities and Exchange Commission

August 9, 2023

2.

Qualitative information about the relationship(s) between those assets and associated liabilities; for example, if assets are restricted solely to satisfy a specific obligation, a description of the nature of restrictions placed on those assets.

Hut 8 has included the collateralized Bitcoin in a separate financial statement line item, identified as an asset pledged as collateral against the $50 million loan.

Key Operating and Financial Indicators, page 141

4.	In your response to comment 6, you referred to the note to paragraph (e) of Item 10(e) of Regulation S-K, which permits a non-GAAP financial measure that would otherwise be prohibited by Item 10(e)(1)(ii) in a filing of a foreign private issuer if certain conditions are met. Please address the following:

•	Since the non-GAAP measure is included in a domestic filing of a domestic registrant (i.e., not just incorporated by reference), tell us why you believe that this note applies to your non-GAAP measure.

•	Tell us specifically how you meet the second criterion under the note to paragraph (e) in Item 10(e). In this regard, tell us how this specific non-GAAP measure and its related adjustments are "required or expressly permitted" by the Canadian guidance you reference in your response.

Otherwise, revise the non-GAAP measure to comply with Item 10(e)(1)(ii) by removing the adjustments for the gain on disposition of digital assets and the revaluation loss (gain) of digital assets.

The Company respectfully acknowledges the Staff’s comment and will revise the non-GAAP measure to comply with Item 10(e)(1)(ii) by removing the adjustments for the gain on disposition of digital assets and the revaluation loss (gain) of digital assets in the Amendment as illustrated on page A-1 of Appendix A.

Unaudited Pro Forma Condensed Combined Financial Statements
Note 2. Business Combination Transaction Adjustments, page 229

5.	Please confirm, if true, that the 1,441,912 USBTC share issuance identified in response to comment 5 and as disclosed on page 200 is included in the $19.5 million pro forma stock compensation adjustments (c) and (d). If not true, revise your adjustment to include this issuance.

The Company respectfully acknowledges the Staff’s comment and confirms that the stock compensation adjustments in (c) and (d) presented on page 200 of the Registration Statement are inclusive of the adjustment associated with the 1,441,912 USBTC share issuance identified in response to comment 5 in the Staff’s comment letter dated July 7, 2023.

Securities and Exchange Commission

August 9, 2023

6.	Based on your response to comment 9, it appears that you have assumed that there is no acquisition of control (AOC) in the business combination. Please address the following:

•	Revise to discuss the underlying assumptions you made in determining the amount of deferred tax liabilities.

•	Tell us how AOC is defined and why you have assumed there is no AOC.

•	Tell us the nature of the additional planning on the stub period pre-acquisition of control tax return for Hut 8 Holdings Inc. that will be required to provide for the desired offset and whether it is even feasible to implement the necessary tax planning strategies.

•	Tell us whether the tax character (i.e., capital versus ordinary) of your operating loss carryforwards is the same as the step-up in basis for cryptocurrencies and that they can be offset against one another.

The Company respectfully acknowledges the Staff’s comment and would like to provide the following explanation in addition to subsequently revising the pro forma financial statements in the Amendment to discuss the underlying assumptions:

Generally, an acquisition of control (an “AOC”) occurs when a person or entity (or groups of persons or entities) acquires sufficient shares of a company so that they have the right to a majority of the votes in an election of the company's board of directors. The intention of the Company would be that upon closing of the transaction, if AOC cannot be obtained, the Company would implement the planning strategies discussed below to ensure that Hut 8 Holdings Inc.'s Net Operating Loss (“NOL”) balance could be used to shelter capital gains triggered by a step-up in basis for cryptocurrencies.

To the extent there is a step-up in the accounting basis of cryptocurrencies held by Hut 8 Holdings Inc., thereby giving rise to a deferred tax liability in Hut 8 Holdings Inc., Hut 8 Holdings Inc. would file an election to trigger the capital gain. Hut 8 Holdings Inc. could use its existing NOL balance to offset the capital gain. This planning essentially eliminates a loss streaming issue which could arise if the capital gain on the cryptocurrencies were to be triggered in a post-acquisition of control taxation year. Subsequent to filing this election, Hut 8 Holdings Inc. should have tax basis in its cryptocurrencies equal to its accounting basis in the cryptocurrencies, resulting in no deferred tax asset or liability at that time. The Company does not foresee any issues with filing the noted election to implement the tax planning strategies.

Finally, in respect of the tax character of the operating loss carryforwards, in Canada NOLs can be used to shelter income which is capital or ordinary. Therefore, Hut 8 Holdings Inc.'s NOL balance should be available to shelter capital gains triggered by a step-up in basis for cryptocurrencies.

Securities and Exchange Commission

August 9, 2023

Note 4. Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 231

7.	The adjustments for (i) realized gain (loss) on sale of cryptocurrency on page 233 and (ii) revaluation (loss) gain on digital assets net of tax on pages 233 and 234, are missing references to where those adjustments are described. Please revise.

The Company respectfully acknowledges the Staff’s comment and has will update the relevant references in the Amendment as illustrated on page A-4 and A-5 of Appendix A.

8.	We are still considering your response to comment 11 and may have further comments.

The Company respectfully acknowledges the Staff’s comment.

9.	We acknowledge your response to comment 12. Please respond to the following:

•	You told us that Coinbase is the principal market of Hut 8 under IFRS 13 and ASC 820. We note that in your historical IFRS financial statements, you used Coinmarketcap, not Coinbase, for your fair value measurements of cryptocurrencies.

ο	With respect to the error in your historical IFRS financial statements, provide us with your analysis of the materiality of the error in your financial statements for all periods presented of your fair value measurements of cryptocurrencies, and its impact on the various accounts in those statements.

ο	Add disclosure in this note to explain that Coinbase is the principal market of Hut 8 for purposes of both IFRS and U.S. GAAP.

•	You told us that for purposes of revenue recognition, there is a difference between IFRS and U.S. GAAP because U.S. GAAP requires you to measure the fair value of non-cash consideration at contract inception, whereas IFRS does not. Under IFRS, Hut 8 measures the fair value of non-cash consideration at the time of receipt. As a result, for purposes of your reconciled U.S. GAAP statements, there is a difference whenever the fair value of the non-cash consideration at the time of receipt and inception are different.

ο	With respect to this difference between IFRS and U.S. GAAP, provide us with your analysis of the materiality of the difference in your financial statements for all periods presented and its impact on the various accounts in those statements. We note that the determination of the timing of contract inception under U.S. GAAP is the subject of another comment and resolution of that comment would necessarily need to precede the materiality determination.

ο	After completing the materiality analysis above, also consider the aggregate materiality of (i) the IFRS / U.S. GAAP revenue recognition difference and (ii) the impact of the error in the principal market (i.e., Coinbase not Coinmarketcap) on the U.S. GAAP reconciled financial statements.

ο	Disclose the difference between IFRS and U.S. GAAP with respect to your revenue recognition policies and explain why there is no adjustment.

The Company respectfully acknowledges the Staff’s comment and would like to provide the following regarding the differences between Coinmarketcap and Coinbase.

Securities and Exchange Commission

August 9, 2023

In respect of the materiality assessment under IFRS, the table below summarizes the results of comparing Coinmarketcap and Coinbase for the impacted accounts. The Company notes that the comparison uses the closing price of Bitcoins from both Coinmarketcap and Coinbase to arrive at the materiality assessment under IFRS:

	Mining Revenue (CAD, in thousands)
	As Disclosed	Per Coinbase	Difference	% Difference
For the 12 months ended:
31-Dec-21	165,398	165,463	-65	-0.04%
31-Dec-22	133,046	132,983	63	0.05%
For the interim periods ended:
Three months ended 30-Jun-22	39,061	39,030	31	0.08%
Three months ended 31-Mar-23	14,526	14,523	3	0.02%
Six months ended 30-Jun-21	61,914	61,940	-26	-0.04%
Six months ended 30-Jun-22	88,354	88,313	41	0.05%

	Digital Assets (CAD, in thousands)
	As Disclosed	Per Coinbase	Difference	% Difference
As at:
31-Dec-21	323,946	323,259	687	0.21%
31-Dec-22	203,627	203,409	218	0.11%
31-Mar-23	352,012	351,948	64	0.02%

The Company will update the pro forma financial statements to reflect the disclosure of principal market in the Amendment as illustrated on page A-5 of Appendix A.

In respect of the materiality assessment for GAAP differences in the pro forma financial statements, the table below summarizes the impacts for the pro forma periods. Specifically, the Company has compared the difference in value based on the comparison between opening price and closing price of Bitcoin from Coinbase to determine the impact on revenue recognized:

(CAD amounts translated and presented in USD thousands based on average/spot exchange rate of the period)	Difference for the year ended (as at) June 30, 2022	Difference for the nine months ended (as at) March 31, 2023
Revenue recognition	$176	$(44)
	0.09%	(0.07)%
Digital asset balance*	-	-

Notes:

* There is no impact to digital assets as U.S. GAAP requires write-down of carrying value to the lowest intraday price, hence whether the amount was initially recognized based on opening or closing price, it would be mark-down to the lowest price of any subsequent day.

Securities and Exchange Commission

August 9, 2023

Aggregating the impact of (i) the IFRS and U.S. GAAP revenue recognition difference and (ii) the impact of the principal market, the following table shows the impact of not adjusting revenue recognition for the difference between opening and closing price. The digital asset balance under U.S. GAAP has been determined using the lowest intraday Coinbase price and therefore there is no further unadjusted impact on digital assets.

(CAD amounts translated and presented in USD thousands based on average/spot exchange rate of the period)	Difference for the year ended June 30, 2022	Difference for the nine period ended March 31, 2023
Revenue recognition	$(179)	$(1)
	0.09%	0.00%

The Company has updated the pro forma statements to reflect the disclosures regarding difference in revenue recognition policy and explained why no adjustment was made on page A-5 of the Registration Statement as set out in Appendix A.

USBTC Financial Statements
Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Revenue Recognition
Cryptocurrency mining, page F-18

10.	We are still considering your responses to comments 13, 16, 20, and related oral comments, and may have further comments. In the interim, please address the following:

•	In response to oral comment 2, you told us that share difficulty impacts revenue recognition by influencing how the mining pool operator and mining pool participant, in this case Hut 8 or USBTC, have agreed to measure progress in accordance with the guidance in ASC 606-10-25-31, whereby a ‘share’ is considered the optimal way to measure Hut 8’s or USBTC’s delivery of computing power to the mining pool. Considering this and your response, tell us whether the share is your performance obligation and not computing power and explain why.

•	Tell us if there is a mechanism in the computational work of the pool to ensure effectiveness by preventing the same hash being submitted by multiple participants.

•	In response to oral comment 3, you indicate that all of the 4.3 billion available nonces are cycled through over 25,000 times a second. Tell us what limits the nonces to 4.3 billion and why they are not unlimited.

•	Tell us why you believe the contract provisions with Foundry, Ultimus and ViaBTC cited in response to oral comment 5 provide each of these customers the ability to terminate the arrangements at any time without penalty as disclosed by USBTC on page F-48. Tell us what legal recourse you have, if any, if these pool operators terminate their contracts for reasons other than stipulated in the agreements. Explain whether you can force these customers to continue to operate their pools even if they make decisions to cease operations for valid business reasons, like mining ceases to be profitable for them.

Securities and Exchange Commission

August 9, 2023

•	Although your response to oral comment 5 addressed the guidance in Example 2 of Question 7 of the FASB Q&A you did not appear to address the concept that the contract is as long as either party can terminate without penalty. If your contracts can be terminated at any time, without penalty by either party, tell us your consideration of whether duration is each hash or second.

•	Further if Example 1 of Question 7 applies, and the contract is as long as you continue to provide services, tell us whether contract inception is the first time you start mining for the pool. Tell us why you appear to rely on the payment terms as the basis for the determination of contract duration.

•	In response to oral comment 6, the terms and conditions of the Luxor contract appear to give it the right not to accept computing power without having to provide a reason and this term does not appear to be limited to instances of platform maintenance, technical problems, or account suspension. As a result, you appear to lose the right to claim any remaining balance. Tell us why Hut 8 nonetheless believes that this term of the contract only covers instances of platform maintenance or technical problems experienced by Luxor or breaches of the terms by Hut 8. Tell us why Hut 8 does not consider this to be a termination clause.

•	We acknowledge your response to oral comment 12. In connection with the ViaBTC contract, you told us that USBTC does not currently have any hosting customers and thus the clause would not be triggered. Tell us why USBTC has hosting services revenues if it does not have hosting customers.

•	We acknowledge your response to oral comment 14 regarding the variability associated with the consideration receivable. However, your response did not address how the block reward portion of the consideration cannot be reasonably estimated if network difficulty changes about every two weeks and contract duration is only one hour or one day. Tell us why the block reward would be fully constrained.

•	Also, in response to oral comment 14, you told us that Hut 8 and USBTC elect to use an accounting convention to account for the revenue when the uncertainty is resolved at the end of the day when the statements are received. Tell us where the election is permitted in U.S. GAAP and how it complies with ASC 606.

•	Tell us how often you receive the ViaBTC report (hourly, daily with hourly breakdown, other).

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will respond in a subsequent submission.

Note 13. Stockholders' Equity
Stock options, page F-30

11.	We acknowledge your response to comment 18. As previously requested, please bridge the common stock fair values presented in your response to the current value inherent in your proposed transaction. In your response, address the following:

•	Tell us why you granted stock options from August 9, 2022 through September 2, 2022 at exercise prices of $1.68 or $2.27 per share when your estimated fair value of common stock was $0.01 per share.

Securities and Exchange Commission

August 9, 2023

•	Explain why your fair value of common stock increased from $0.01 per share on September 2, 2022 to $0.26 at December 31, 2022 if you encountered the difficulties identified in your response at that date.

•	Confirm that although you indicate that the 22,500 shares of Series B-1 Preferred Stock issued on April 20, 2022 is prior to the 250-to-1 stock split in September 2022, this amount is post split as it appears to represent the number of shares necessary to reconcile the 770,750 shares outstanding at March 31, 2022 to the 793,250 share outstanding balance at June 30, 2022 as presented in the condensed consolidated statements of stockholders' equity that reflect the split on page F-4.

•	With respect to the December 31, 2022 valuation:

ο	Tell us the methods used to determine fair value, including discounts, weightings of the three scenarios identified in your response, material assumptions, and the enterprise value of the company.

ο	Explain how that enterprise value was allocated to common and preferred stocks and liabilities and the values assigned.

ο	Explain how the valuation considered your most recent sale of preferred stock.

•	Tell us the dates of key milestones in your development since December 31, 2022 through the date of the valuation performed by Duff & Phelps to bridge the significant difference in valuations. In your response confirm that the date of their determination was February 6, 2023 as stated on page 9 even though you provided them information on January 28, 2023 as indicated on page 102. Finally, we note from page 97, that they calculated implied aggregate equity value reference ranges of approximately $5.89 to $7.72 per share and $387.6 million to $508.6 million in the aggregate for USBTC.

•	Tell us whether you performed any formal equity valuation after December 31, 2022. If so tell us when those valuations were performed, what methods were used, the material inputs, and the resulting enterprise values and the values assigned to common and preferred equity and liabilities. If not, please tell us the deemed fair value of your common stock and preferred stock at March 31, 2022 and June 30, 2022 as well as your enterprise value at those dates and explain how you derived those values.

•	Tell us the dates of key milestones in your fair value development since the Duff & Phelps fairness opinion and the impact these milestones had on the value of your common stock.

•	Disclose the number of options that were repriced to $0.26 in January 2023.

The Company respectfully acknowledges the Staff’s comment and would like to provide the following in respect of the bullet-point items:

Securities and Exchange Commission

August 9, 2023

A.	Grant of USBTC Options

USBTC’s Board maintains compliance in its administration of USBTC’s 2021 Equity Incentive Plan (the “2021 Plan”) so long as stock options are issued at or above the fair value of USBTC’s stock at the time of issuance. USBTC’s Board determined that for the period from August 9, 2022 through September 2, 2022, the grants of stock options at exercise prices of $1.68 or $2.27 per share was in compliance with the 2021 Plan given the exercise prices were above the fair market value of the common stock on such dates.

At the time of the August and September option grants, the latest independent third party valuation of USBTC common stock the USBTC Board obtained was as of March 15, 2022 (the “March 2022 Valuation”), which determined the fair value as of such date was $1.68. Subsequent to the August and September option grants, the USBTC Board obtained a new independent third party valuation of USBTC common stock as of June 30, 2022 (the “June 2022 Valuation”), which determined the fair value as of such date was $0.01. At such time, the USBTC Board determined not to reprice the August and September issued options.

The following events and milestones occurred between the March 2022 Valuation and June 2022 Valuation, which were considered and contributed to the June 2022 Valuation:

•	Public company stocks within USBTC’s peer group decreased dramatically during this time period, with many down over 70%;

•	The price of Bitcoin dropped by approximately 50% during this period; and

•	USBTC added considerable debt during this time period.

B.	Increase in Fair Value of USBTC Common Stock

The fair market value of common stock of $0.01 per share as of September 2, 2022 and $0.26 per share as of December 31, 2022 were determined by an independent third-party valuation firm. Between September 2, 2022 and December 31, 2022, while USBTC was still encountering the difficulties previously disclosed, USBTC (i) acquired its interest in the King Mountain JV, (ii) engaged in discussions with its lenders on its debt restructuring and (iii) signed the non-binding letter of intent with Hut 8, all of which were factors considered by the independent third-party valuation firm when it determined the fair market value of $0.26 as December 31, 2022.

C.	Series B-1 Preferred Stock

USBTC confirms that the 22,500 shares of Series B-1 Preferred Stock reflects the 250-to-1 stock split. However, the $3,966.14 per share purchase price listed in the prior response was prior to the 250-to-1 stock split (or $15.86 per share post-split).

D.	December 31, 2022 Valuation

The December 31, 2022 valuation (the “12/31/22 Valuation”) was conducted by an independent third-party firm and relied on a probability-weighted expected return model to determine the fair value of USBTC’s common stock. The 12/31/22 Valuation considered and weighted three separate possible scenarios: (1) USBTC successfully restructuring its debt and merging with Hut 8 (12.5% probability), (2) USBTC successfully restructuring its debt, but failing to consummate a merger with Hut 8 (37.5% probability) and (3) USBTC failing to restructure its debt or consummate a merger with Hut 8, and in such case, the dissolution of USBTC (50% probability).

Securities and Exchange Commission

August 9, 2023

The equity value in the first scenario was determined by observing the market capitalization of Hut 8 as of the valuation date and assuming that this was a fair proxy for the fair value of USBTC given that the letter of intent at the time called for a merger of equals whereby both USBTC and Hut 8 would each own 50% of the new entity. The equity value of USBTC was determined to be $168.0 million in this first scenario.

This value was then allocated to the individual classes of security though a Current Value Method (“CVM”) waterfall in which all proceeds are assumed to be distributed to current stockholders given their respective rights and preferences. The application of the CVM was designed around the following steps:

1.	Determine the different levels of equity value (breakpoints.) This step consists of determining different levels of equity value, called breakpoints (also known as “waterfall” distribution). Each consecutive breakpoint represents an incremental claim on USBTC’s equity value by a certain class of shareholders/option holders triggered by their respective liquidation, participation, and/or conversion rights.

2.	Determine the proportion of incremental equity value to be distributed. After calculating the breakpoints, the proportion in which incremental equity value would be distributed between consecutive breakpoints is determined.

3.	Distribute the incremental equity value. The incremental value of each breakpoint is distributed among different classes of shareholders based on their respective distribution proportion as calculated in Step 2.

This method resulted in a value of $1.60 per common share in this first scenario (pre-DLOM).

The equity value in the second scenario was determined through a market approach known as the Guideline Public Company Method (“GPCM”). In using the GPCM, the valuation firm selected trailing twelve months and next twelve months revenue multiples of guideline public companies deemed to be similar to USBTC. The valuation firm selected multiples based on growth, profitability, size, and business development stage of USBTC relative to the guideline public companies and ultimately selected between the median and average of the range demonstrated by these companies, and applied that multiple to the appropriate financial metrics of USBTC. The equity value was determined to be $46.3 million in this second scenario.

Securities and Exchange Commission

August 9, 2023

This value was then input into an Option Pricing Model (“OPM”). This methodology models the value of the various components of an entity’s capital structure as a succession of call options on the proceeds expected from the sale of the business or the pending liquidation of the company's assets at some future date. Furthermore, this model treats the fair value of a security as a function of the current fair value of the aggregate equity and debt and assumptions based on the securities’ rights and preferences using an option model, such as the Black-Scholes formula. The Black-Scholes model supports the premise that an investment in an underlying security that is financed with debt results in a payoff stream that is equivalent to the payoff stream of an option on the security. If the values for the two positions were different, arbitrage would be possible. Hence, the Black-Scholes model provides a reasonable estimate of the option's value. The application of the Black-Scholes Option Pricing Model was designed around the following steps:

1.	Determine the different levels of equity value (breakpoints). This step consists of determining different levels of equity value, called breakpoints (also known as “waterfall” distribution). Each consecutive breakpoint represents an incremental claim on USBTC’s equity value by a certain class of shareholders/option holders triggered by their respective liquidation, participation, and/or conversion rights.

2.	Determine the proportion of incremental equity value to be distributed. After calculating the breakpoints, the proportion in which incremental equity value would be distributed between consecutive breakpoints is determined.

3.	Determine the incremental equity value of each option. Each consecutive breakpoint is considered a strike price in the call options on the Company’s equity value. Using the Black-Scholes Option Pricing model, with other inputs as discussed above, the incremental value of each option is calculated.

4.	Distribute the incremental equity value. The incremental value of each call option is distributed among different classes of shareholders based on their respective distribution proportion as calculated in Step 2.

This method resulted in a value of $0.41 per common share in this second scenario (pre-DLOM).

The valuation firm did not determine an equity value for USBTC overall in the third scenario, given that the scope of its engagement was to conclude the value of common stock. In a dissolution scenario, based on discussions with USBTC management, the valuation firm understood that common stockholders would most likely not receive any distributions. Thus, common stock was valued at $0.00 in this third scenario. Under each of the three scenarios discussed above, discounts for lack of marketability were applied to the common stock conclusions based on the Finnerty Put Option Method, which is a derivation of the Black-Scholes model. Please refer to the aforementioned discussion for how the enterprise value was allocated to common and preferred stock and liabilities and the values assigned.

Regarding how the 12/31/22 Valuation considered USBTC’s most recent sale of preferred stock in April 2022, given the amount of time that has passed since the Preferred Series B-1 financing round and the significant developments occurring in USBTC’s operations, and for the broader digital asset industry in general, the value implied by this round of financing was not considered to be meaningful at the time of the 12/31/22 Valuation.

Securities and Exchange Commission

August 9, 2023

E.	Dates of Key Milestones since December 31, 2022 through the Duff & Phelps Fairness Opinion

From December 31, 2022 to February 6, 2023, the following key milestones occurred:

•	There was significant improvement and transformation of USBTC’s balance sheet due to the restructuring of $50.0 million of Anchorage debt and extinguishing approximately $95.4 million of NYDIG debt, which were both consummated on February 3, 2023;

•	General market and industry conditions improved, with the price of bitcoin rising approximately 35% during this time period; and

•	USBTC signed the definitive business combination agreement with Hut 8 on February 6, 2023.

The Company confirms the date of Duff & Phelps evaluation and fairness opinion was as of February 6, 2023.

The Company also respectfully notes that the Duff & Phelps evaluation and fairness opinion were conducted at the request of and for Hut 8’s Board, and not at the request or on behalf of USBTC, nor was the final report shared with USBTC. The Duff & Phelps evaluation, which was based on financial projections provided by management of USBTC, was conducted for different purposes than USBTC’s own valuations, at a different point in time (approximately a month after the 12/31/22 Valuation), and pursuant to a different methodology (e.g., it did not use the same probability weightings of the scenarios that the 12/31/22 Valuation took into account).

F.	Valuation after December 31, 2022

One independent third-party equity valuation was performed subsequent to December 31, 2022, which was conducted as of July 14, 2023 (the “7/14/23 Valuation”). The 7/14/23 Valuation again leveraged a probability-weighted expected return model to determine the fair value of USBTC’s common stock for the 7/14/23 Valuation. Under this approach, the valuation firm considered and weighted three separate possible scenarios: (1) USBTC successfully merging with Hut 8 (90% probability), (2) USBTC failing to consummate a merger with Hut 8 but continuing operations and completing its proposed acquisition of interests of Fahrenheit LLC (“Fahrenheit”) and Fahrenheit being successful in its Celsius bid (7.5% probability), and (3) USBTC failing to consummate a merger with Hut 8, but continuing operations and failing to complete its proposed acquisition of interests in Fahrenheit and the failure of Fahrenheit in its Celsius bid (2.5% probability).

The equity value in the first scenario was determined by observing the market capitalization of Hut 8 as of the valuation date, and assuming that this was a fair proxy for the fair value of USBTC given that the business combination agreement includes an exchange ratio consistent with a merger of equals whereby both companies would own 50% of the new entity. This value was then allocated to the individual classes of security through a Current Value Method waterfall in which all proceeds are assumed to be distributed to current stockholders given their respective rights and preferences. The equity value of USBTC was determined to be $924.0 million in this first scenario.

Securities and Exchange Commission

August 9, 2023

The equity value in the second scenario was determined through the GPCM and an income approach known as the Discounted Cash Flow (“DCF”) model. In using the GPCM, the valuation firm selected next twelve months revenue and EBITDA multiples of guideline public companies deemed to be similar to USBTC. The valuation firm selected multiples based on growth, profitability, size, and business development stage of USBTC relative to the guideline public companies and ultimately selected at the rounded median of the range demonstrated by these companies and applied that multiple to the appropriate financial metrics of USBTC, including the expected financial contributions of Celsius (through USBTC’s investment in Fahrenheit). In using the DCF, it modeled the expected cash flows through 2026 based on the forecast provided by USBTC management, and making adjustments for taxes, capital expenditures, depreciation and amortization, and changes in Net Working Capital (“NWC”). The cash flows were discounted at a discount rate of 33% as determined by a WACC calculation. The terminal value was determined through an exit multiple approach. The resulting values from the market approach and income approach were then weighted and input into an OPM. See discussion of the OPM’s methodology above under “D”. The equity value was determined to be $590.0 million in this second scenario.

The equity value in the third scenario was determined in a similar manner as the second scenario described above, but Celsius’ expected financial results were excluded. The value was determined through the GPCM and DCF model. In using the GPCM, the valuation firm selected next twelve months revenue and EBITDA multiples of guideline public companies deemed to be similar to USBTC. The valuation firm selected multiples based on growth, profitability, size, and business development stage of USBTC relative to the guideline public companies and ultimately selected at the rounded median of the range demonstrated by these companies and applied that multiple to the appropriate financial metrics of USBTC, excluding the expected financial contributions of Celsius. In using the DCF, the valuation firm modeled the expected cash flows through 2026 based on the forecast provided by USBTC management, and making adjustments for taxes, capital expenditures, depreciation and amortization, and changes in NWC. The cash flows were discounted at a discount rate of 33% as determined by a WACC calculation. The terminal value was determined through an exit multiple approach. The resulting values from the market approach and income approach were then weighted and input into an OPM, as discussed above under “D”. The equity value was determined to be $380.0 million in this third scenario.

G.	Dates of Key Milestones Since Fairness Opinion

Since the Duff & Phelps fairness opinion, the following key milestones occurred in USBTC’s fair value development that have improved the valuation of USBTC’s common stock:

•	Continued market strength through the date hereof as the price of bitcoin is up approximately 44% since January 1, 2023;

•	The Celsius bid was awarded to USBTC/Fahrenheit in May 2023 and is continuing to go through the bankruptcy trustee for final clearance, which is expected in the third quarter of 2023; and

•	USBTC has deployed online approximately 14,100 additional miners from February 6, 2023 through the date hereof.

H.	USBTC Options Repriced

3,076,456 USBTC options were repriced to $0.26 on January 5, 2023.

Securities and Exchange Commission

August 9, 2023

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Asher Genoot, President, Hut 8 Corp.

Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.

June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP

Daniella G. Silberstein, Greenberg Traurig, P.A.

Raffael M. Fiumara, Greenberg Traurig, P.A.

Appendix A

Net income (loss) (thousands of Canadian dollars)	$108,503	$55,708	$(242,813)		$(72,711)
Adjusted EBITDA (thousands of Canadian dollars)	$136,030~~($3,697)~~	$27,109 ~~$27,109~~	$(102,738~~$ 32,034~~	)	$96,775~~$96,593~~

1) Installed miners as at March 31, 2023, and December 31, 2022, excludes 7,220 idle miners and 8,787 idle miners related to the North Bay site, respectively.

High Performance Computing Operations

Hut 8’s colocation and cloud businesses are conducted entirely through Hut 8 High Performance Computing Inc. (“Hut 8 HPC”). For both Hut 8 HPC’s colocation and cloud businesses, the fee structure is based on two models: allocation and consumption. Under the allocation model, customers pay a fixed recurring monthly fee based on a set amount of consumption. The consumption model for the colocation business is generally a function of cabinet space and power. The consumption model for the cloud business is generally a function of committed resources such as amount of storage or random access memory (“RAM”). Additional fees are charged for any extra consumption above the contracted amount. There is also typically a one-time setup fee for implementation.

In the case of colocation services, Hut 8 HPC bills the customer for cabinet space and power on a monthly recurring basis. The price is typically stated as a price per kilowatt (“kW”) of power the client is permitted to utilize. For example, if a client uses 10 cabinets in one of Hut 8 HPC’s data centers, and each cabinet uses 5 kW of power monthly and Hut 8’s price is $200 per kW, Hut 8 HPC would bill the client $10,000 monthly (the product of 10 cabinets at 5 kW per cabinet at $200 per kW).

In the case of cloud services, Hut 8 HPC bills the customer for committed resources on a monthly basis. The price is stated as a price per unit of committed resource such as amounts of storage or RAM (in gigabytes, “GBs” or terabytes, “TBs”), amounts of processing power (in number of virtual CPUs “vCPUs”), number of licenses or number of virtual machines. For example, if a customer uses 100 vCPUs (at $9 per vCPU), 4000 GB of storage (at $0.13 per GB) and 200 GB of RAM (at $7 per GB), Hut 8 would charge the customer $2,820 monthly.

Facilities

Hut 8 entered into an Electricity Supply Agreement (“ESA”) between Hut 8 Holdings and the City of Medicine Hat, dated March 20, 2018. Under the ESA, the City of Medicine Hat supplies Hut 8 Holdings with up to 44.2 mega volt amps (MVA) of electricity per hour during the term of the agreement. The City of Medicine Hat may supply electricity in excess of the 44.2 MVA/hour contract capacity up to 63.2 MVA/hour to the extent available, as determined between the parties. The City of Medicine Hat must supply Hut 8 Holdings with at least 2 MVA/hour at all times during the term of the ESA. Hut 8 Holdings paid an original prepayment amount of C$2.1 million and is required pay for the electricity consumed in accordance with the monthly incremental energy charges as calculated under the terms of the ESA. Unless earlier terminated, the ESA is effective from March 20, 2018 until June 30, 2028, and may be renewed for a successive ten-year period upon written notice by Hut 8 Holdings. The ESA may be terminated: (i) by mutual written agreement of the parties; (ii) by either party upon the delivery of a termination notice as a result of a breach of contract by the other party; (iii) by the City of Medicine Hat upon the termination of the amended lease agreement with Hut 8 Holdings; and (iv) by Hut 8 Holdings as a result of economic hardship.

Hut 8 entered into a Master Electricity Services Agreement (“MESA”) with CP Energy Marketing L.P. (“CP LP”), dated November 29, 2019. CP LP acts as a retailer for the Drumheller facility by providing certain services including arranging for the delivery of electricity to the site by the local wire services provider, which is ATCO Electric. The agreement had an original term which began on December 1, 2019 and ended on December 31, 2020. The term automatically renews on a month-to-month basis until terminated by either party upon providing a 30 day notice of termination to the other party. The rate payable by Hut 8 is based on the pool price reported by the Alberta Electric Systems Operator (“AESO”) in addition to a distribution and transmission charge. The distribution and transmission charges Hut 8 pays are governed by a memorandum of understanding between Hut 8 Holdings and ATCO Electric, dated January 14, 2022, and the amounts paid are based on ATCO Electric’s tariffs.

Hut 8 has encountered issues at the Drumheller site, primarily stemming from high energy input levels that have been causing miners to fail. This has materially reduced operations, which are currently at approximately 15% of installed be equal to approximately one month’s production on an ongoing monthly basis. Fees for converting Bitcoin into fiat currency are immaterial and amount to 1% of the converted amount of Bitcoin sold, on average.

Hut 8 Holdings, a subsidiary of Hut 8, entered into a Digital Asset Execution Agreement with NYDIG Execution LLC pursuant to which Hut 8 Holdings may instruct NYDIG Execution LLC to execute or arrange for the execution of certain Bitcoin transactions, including the sale of Hut 8’s Bitcoin in exchange for fiat currency. Either party may terminate the agreement upon 60 days’ notice.

Hut 8, through Hut 8 Holdings, entered into a $50 million credit agreement with Coinbase Credit, Inc., ( the “Coinbase Agreement”), dated June 26, 2023. The Coinbase Agreement provides a $ 15 million term loan, an option of drawing an additional $20 delayed-draw term loan tranche between one and two months following closing and an option of drawing an additional $15 million delayed-draw term loan tranche within 15 business days following the completion of the Business Combination. All amounts borrowed under the Coinbase Agreement will bear interest at a rate equal to (a) the greater of (i) the federal funds rate on the date of the applicable borrowing, and (ii) 3.25%, plus (b) 5.0%. The Coinbase Agreement facility will mature 364 days after the date of the first borrowing. Obligations under the Coinbase Agreement are secured by Hut 8’s interest in certain Bitcoin held in the custody of Coinbase Custody Trust Company, LLC (“Coinbase Custody”). 847 of Hut 8’s Bitcoin are currently held as collateral pursuant to the Coinbase Agreement. If the value of the collateral under the Coinbase Agreement decreases past a specified margin, Hut 8 may be required to post additional Bitcoin as collateral. For more information on Coinbase Custody’s custodianship of certain of Hut 8’s Bitcoin, see “—Custody Policy” beginning on page 144 of this prospectus. The obligations of Hut 8 Holdings are guaranteed by Hut 8.

Hut 8 may loan its digital assets to a borrower for a specific period of time in exchange for a fee as part of a yield enhancement program. Hut 8 does not currently have any of these arrangements in place.

Currently, the only digital asset that Hut 8 mines is Bitcoin. Hut 8 relies on case law and SEC guidance for its risk-based judgment that Bitcoin is not considered a security as defined in Section 2(a)(1) of the Securities Act, while acknowledging that this judgment does not constitute a legal standard or determination binding on the SEC or any other regulatory body.

The definition of security in the Securities Act and the Exchange Act are substantially the same. Both definitions contain a provision for “investment contracts”. The SEC has taken the position that certain digital assets are securities under the Securities Act and the Exchange Act because they are investment contracts. Beginning with the Supreme Court case SEC v. W.J. Howey Co., federal courts and the SEC have defined investment contracts to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the reasonable expectation of profits (4) based on the managerial or entrepreneurial efforts of others (the “Howey test”). In 2019, the SEC Strategic Hub for Innovation and Financial Technology released the “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Framework”) which analyzes the status of digital assets as securities under U.S. federal securities laws.

If Hut 8 determines to mine digital assets other than Bitcoin in the future, Hut 8 will assess whether the digital assets may be considered securities under the relevant U.S. federal securities laws. Hut 8 will rely on the Howey test and the Framework, as well as any relevant no action letters issued by the SEC, the SEC’s positions as set out in its enforcement actions and litigation related to the question of whether digital assets are securities and, to a lesser extent, public statements regarding digital assets made by staff of the SEC.

The average site operating costs of mining each Bitcoin for 2022 were approximately C$20,600, compared to approximately C$ 22,100 in the prior year period, with the decrease primarily due to the deployment of more efficient miners at Hut 8’s mining facilities, partially offset by higher energy prices in the year and increased network difficulty as compared to the prior year. The average site operating costs of mining each Bitcoin represents the breakeven price of Hut 8’s mining operations. Hut 8 does not expect the Business Combination to change the breakeven analysis as the mining operation costs are incurred at the operational level and are not expected to change following the Business Combination.

d)	Transaction Costs: Reflects estimated transaction costs associated with the Business Combination of $14.6 million. In addition, an estimated adjustment of approximately $19.5 million of share-based compensation expense would be recognized for certain options granted and restricted share grants that would be either accelerated upon closing of this Business Combination or issued and immediately vested before the closing of this Business Combination.

e)	Depreciation Expense & impairment loss: Reflects the changes in depreciation expense on mining equipment to align with USBTC’s accounting policy for the pro-forma periods. Hut 8 had historically been estimating the expected useful life of its mining infrastructure to be 6 – 10 years, and mining servers to be 2 years. In an effort to align with USBTC’s depreciation and amortization policies and useful life estimates, the estimated lives have been updated to align with the useful life assessments of USBTC. The change has been retrospectively applied to the periods covered in the pro forma statements of operations. In addition, Hut 8 performed an impairment assessment as at Dec 31, 2022 and the difference between the fair value and the carrying value of the assets has been recorded as impairment loss. Hence in response to the increase in carrying value prior to impairment as a result of the policy alignment, the pro forma statement of operations has been adjusted to reflect the additional impairment loss. In addition, the amount also reflects the pro-forma adjustments on amortization of intangible assets acquired as part of the acquisition of an interest in King Mountain JV.

f)	Tax: Adjustment to reflect the estimated tax impact of the pro forma adjustments using the federal tax rate of USBTC of 21%. In determining the deferred tax position arising from the Business Combination, the Company assumed that sufficient consideration would be taken to ensure any previously accumulated net operating loss could be utilized to offset the step-up in basis for cryptocurrency.

g)	Classifications of certain warrants: Adjustment to reflect differences in classification arise from difference in functional currency between Hut and New Hut, which trigger reclassification of certain equity classified warrants into liability as the strike price would be denominated in a foreign currency than New Hut’s functional currency. This results in a reclassification from equity to financial liabilities, and the additions of amounts for changes in fair value of the financial liabilities in the pro forma periods recorded in the statement of operations.

3.    Adjustments for the effect of investment in Joint Venture

In December 2022, USBTC acquired from the CN Member their entire membership interests in the King Mountain JV, which represented 50% of all issued and outstanding membership interests in TZRC. The pro-forma impacts of the acquisition for the year ended June 30, 2022 was the recognition of the share of equity in losses of unconsolidated joint venture in the amount of $355. For the five-months ended November 30, 2022, the pro-forma impact was the recognition of the share of equity in gains of unconsolidated joint venture in the amount of $938.

4.    Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8

The following tables show the effects on Hut 8’s historical financial statements of reclassification to align with USBTC’s financial statement presentation, adjustments to convert from IFRS to US GAAP as a basis of reporting and the translation of Hut 8’s financial statements from Canadian dollars to U.S. dollars. Balances on the Statement of Financial Position are converted based on Canadian dollar – U.S. dollar exchange rate at the end of the reporting period. Balances on the Statement of Operations are converted based on the average exchange rate during the period.

Revenue, net - cryptocurrency mining	-	59,140		(a)	59,140	44,771
Mining equipment sales	-	-			-	-
High performance computing	-	13,385			13,385	10,133
Hosting services	-	-			-	-
Total Revenue	72,525	-	-		72,525	54,904

Costs and expenses
Cost of revenue	116,313	(116,313)			-	-
Cost of revenues (exclusive of depreciation and amortization shown below)	-	50,843			50,843	38,490
Depreciation and amortization	-	65,723	614	(b)	66,337	50,219
General and administrative	50,355				50,355	38,120
Impairment of cryptocurrency	-		21,791	(a)	21,791	16,496
Gain on disposition of digital assets	(4,955)	4,955			-	-
Realized (gain) loss on sale of cryptocurrency	-	(4,955)	(7,290)	(a)	(12,245)	(9,270)
Impairment of long-lived assets	-	113,876			113,876	86,208
Impairment of mining infrastructure and servers	113,876	(113,876)			-	-
Total costs and expenses	275,589	253	15,115		290,957	220,263
Operating loss	(203,064)	(253)	(15,115)		(218,432)	(165,359)

Other expense
Foreign exchange loss	599				599	453
Finance expense	5317	(5,317)			-	-
Finance income	(50)	50			-	-
Amortization	253	(253)			-	-
Loss (gain) on revaluation of digital assets	(104,898)		104,898	(a)
Loss (gain) on revaluation of warrant liability	(1,262)		1,205	(c)	(57)	(43)
Interest expense		5,267			5,267	3,987
Total other expense	(100,041)	(253)	106,103		5,809	4,397
Loss before income tax benefit	(103,023)	-	(121,218)		(224,241)	(169,756)
Deferred income tax expense (recovery)	(1,072)				(1,072)	(812)
Income tax expense	-		-	(a)	-	-
Net loss	(101,951)	-	(121,218)		(223,169)	(168,944)

Other comprehensive (loss) income Items that will not be reclassified to net income
Revaluation (loss) gain on digital assets net of tax	7,705		(7,705)	(a)	-	-
Total comprehensive (loss) income	(94,246)	-	(128,923)		(223,169)	(168,944)

			GAAP		Hut 8	Hut 8
Statement of Operations for the	Hut 8	Reclassification	Adjustments		(CAD & US	(USD &
year ended June 30, 2022	(CAD)	(CAD)	(CAD)	Note	GAAP)	US GAAP)
Revenue
Revenue	205,420	(205,420)			-	-
Revenue, net - cryptocurrency mining	-	191,910		(a)	191,910	153,577
Mining equipment sales	-	-			-	-
High performance computing	-	8,001			8,001	6,403
Hosting services	-	5,509			5,509	4,409
Total Revenue	205,420	-	-		205,420	164,389

Costs and expenses
Cost of revenue	133,132	(133,132)			-	-
Cost of revenues (exclusive of depreciation and amortization shown below)	-	79,355			79,355	63,504
Depreciation and amortization	-	54,349	1,227	(b)	55,576	44,475
General and administrative	48,741				48,741	39,005
Impairment of cryptocurrency	-		124,675	(a)	124,675	99,772
Gain on disposition of digital assets	-				-	-
Realized (gain) loss on sale of cryptocurrency	-				-	-
Total costs and expenses	181,873	572	125,902		308,347	246,756
Operating loss	23,547	(572)	(125,902)		(102,927)	(82,367)

Other expense
Foreign exchange loss	3,184				3,184	2,548
Finance expense	4,692	(4,692)			-	-
Finance income	(2,369)	2,369			-	-
Amortization	572	(572)			-	-
Loss (gain) on revaluation of digital assets	104,898		(104,898)	(a)	-	-
Loss (gain) on revaluation of warrant liability	16,740		(16,740)	(c)	-	-
Interest expense	-	2,323			2,323	1,859
Total other expense	127,717	(572)	(121,638)		5,507	4,407
Loss before income tax benefit	(104,170)	-	(4,264)		(108,434)	(86,774)
Deferred income tax expense (recovery)	15,993	(15,993)			-	-
Income tax expense	-	15,993			15,993	12,798
Net loss	(120,163)	-	(4,264)		(124,427)	(99,572)

Other comprehensive (loss) income Items that will not be reclassified to net income
Revaluation (loss) gain on digital assets net of tax	(48,215)		48,215	(a)	-	-
Total comprehensive (loss) income	(168,378)	-	43,951		(124,427)	(99,572)

a)	Accounting for Cryptocurrency: Adjustment to reverse the impact of applying the revaluation model for cryptocurrency under IFRS as the revaluation model is prohibited under U.S. GAAP and any impairment losses recognized cannot be subsequently reversed. The result is a decrease in the cost base of the cryptocurrency as at March 31, 2023, and the related impacts on impairment of cryptocurrency and revaluation of cryptocurrency in the statement of operations. Impairment loss is measured based on determining the fair value of cryptocurrency holding by using the lowest intra-day price as determined by the principal market. The Company recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price during the holding period. The principal market used in determining the fair value of cryptocurrency under both IFRS and U.S. GAAP is Coinbase. In respect of revenue for mining activities, while U.S. GAAP has specific guidance to measure non-cash consideration at contract inception while IFRS does not, the difference as a result of this is not material based on a quantitative adjustment in comparison between the two accounting frameworks. As such, no adjustment was made to Revenue, net – cryptocurrency mining.

b)	Revaluation and impairment of Property and Equipment: Adjustment to reflect the difference between IFRS and U.S. GAAP whereby reversal of impairment losses are prohibited under U.S. GAAP. Impairment loss reversals previously recognized under IFRS are reversed for US GAAP. This difference impacts the carrying amount of Property and Equipment, with a corresponding impact to in depreciation expense in the statement of operations.

c)	Classifications of certain warrants: Adjustment to reflect a difference between IFRS and U.S. GAAP whereby certain warrants would be classified as equity instruments under US GAAP rather than as financial liabilities under IFRS. This results in a reclassification from financial liabilities to equity of the warrants, and the reversal of amounts recorded for changes in fair value of the financial liabilities in prior periods recorded in the statement of operations.

5.     Hut 8’s results of operations for the 9 months ended March 31, 2023 and 12 months ended June 30, 2022

For the 9 months ended March 31, 2023

The following table sets out the results of operations of Hut 8 for the 9 months ended March 31, 2023, derived from the historical financial statements of Hut 8 for the six months ended June 30, 2022, the 12 months ended December 31, 2022 and the 3 months ended March 31, 2023 in order to derive the 9 months statement of operation. The results of operations set out in the table below are presented in accordance with IFRS and in thousands of Canadian dollars.

IFRS Statement of Operations for Hut 8 Mining Corp. (in CAD, thousands)	For the six	For the year	For the three	For the 9 months
	months ended	ended December	months ended	ended March 31,
	June 30, 2022	31, 2022	March 31, 2023	2023
	(a)	(b)	(c)	(b) - (a) + (c)
Revenue	97,178	150,682	19,021	72,525
Cost of revenues	84,564	175,649	25,228	116,313
Gross profit	12,614	(24,967)	(6,207)	(43,788)

Cost of operations
General and administrative	23,812	49,821	24,346	50,355
Gain on disposition of digital assets	-	-	(4,955)	(4,955)
Impairment of mining infrastructure and servers	-	113,876	-	113,876
Operating income (loss)	(11,198)	(188,664)	(25,598)	(203,064)
Foreign exchange loss	684	1,276	7	599
Finance expense	3,707	7,592	1,432	5,317
Finance income	(872)	(922)	-	(50)
Amortization	572	648	177	253
Loss (gain) on revaluation of digital assets	104,898	134,772	(134,772)	(104,898)
Loss (gain) on revaluation of warrant liability	(97,421)	(98,810)	127	(1,262)
Loss before income tax	(22,766)	(233,220)	107,431	(103,023)